Exhibit 77J to Form N-SAR for
Ariel Investment Trust



According to the provisions of Statement of Position 93 - 2 SOP 93 - 2 Determination,
Disclosure and Financial Statement
Presentation of Income, Capital Gain
and Return of Capital Distributions by
Investment Companies, the Funds
are required to report the accumulated net investment income loss and accumulated net capital gain loss accounts to approximate amounts available for future distributions on a tax basis or to offset future realized capital gains. Accordingly, at
March 31, 2003, reclassifications were
recorded to increase (decrease) capital
stock by $0, $0, $(10,769)
 and $0; increase (decrease)
undistributed net investment income by
$(151,442), $(34,124) $10,769 and $8,035;
and
increase (decrease) accumulated
net realized gain (loss) on investments by $151,442 $34,124, $0 and $(8,035)
for the Ariel Fund, Appreciation Fund,
Premier Growth Fund and
Premier Bond Fund, respectively.